Exhibit 99.1

SOLOWIN HOLDINGS Strengthens Partnership with OSL to Facilitate Hong Kong’s
Innovative Spot Virtual Asset ETFs with In-Kind Subscription and Redemption

HONG KONG, April 26, 2024 (GLOBE NEWSWIRE) -- SOLOWIN HOLDINGS (Nasdaq: SWIN) (“SOLOWIN” or the “Company”), a securities brokerage company that offers comprehensive financial services primarily to Chinese investors, today announced that the Company, through its subsidiary, Solomon JFZ (Asia) Holdings Limited (“Solomon”), strengthened the partnership with OSL Digital Securities (“OSL”), the digital asset platform of OSL Group (863.HK) – Hong Kong’s only publicly listed company fully dedicated to digital assets, to facilitate the in-kind subscription and redemption processes essential for the successful deployment and management of Hong Kong’s first spot virtual asset exchange-traded funds (“ETFs”).

Solomon is the first batch of SFC-approved participating dealer of this innovative in-kind subscription and redemption for spot virtual asset ETFs in Hong Kong. As a participating dealer, Solomon will facilitate the in-kind transactions, enabling investors to subscribe to or redeem ETF shares directly with the underlying digital assets, thereby significantly enhancing both the liquidity and accessibility of digital asset investments.

Mr. Thomas Tam, Chief Executive Officer of SOLOWIN, noted, “Through our partnership with OSL and various regulatory entities, we are participating in the establishment of new standards for investment and compliance in the virtual asset sector in Hong Kong. These efforts are crucial for advancing the local digital asset market, spurring innovation, and attracting more inbound investments.”

About Solowin Holdings

Based in Hong Kong, SOLOWIN HOLDINGS is a versatile securities brokerage company strategically focused on high-net-worth investors worldwide. It offers a wide spectrum of products and services, spanning from traditional assets to virtual assets through its advanced and secure one-stop electronic platform, Solomon Win.

Experiencing robust growth since 2021, SOLOWIN HOLDINGS distinguishes itself through its subsidiary, Solomon JFZ (Asia) Holdings Limited (“Solomon”), licensed by the Hong Kong Securities and Future Commission. Solomon JFZ empowers the company to deliver unparalleled one-stop financial solutions to both individual investors and corporate clients. The diversified offerings include Securities Brokerage, Investment Banking, Asset Management, Virtual Assets, and cutting-edge FinTech Services. For more information, visit the company’s website at http://ir.solomonwin.com.hk.

About OSL Digital Securities

OSL Digital Securities (“OSL”) is the digital asset platform of OSL Group (863.HK) – Hong Kong’s only publicly listed company fully dedicated to digital assets. Founded in 2018, OSL has an established history in the sector and is recognised by many as the leader in providing comprehensive regulated and licensed digital asset solutions.

OSL offers Markets services (brokerage, exchange, and custody) and SaaS technology solutions, which deliver institutional clients in addition to professional and retail investors access to global liquidity through its best-in-class digital asset platform. OSL’s secured and insured hot and cold wallet infrastructure also ensures the safekeeping of digital assets with timely transaction settlements.

As the digital asset industry continues to evolve, so does OSL. OSL’s simple and tailored approach compliantly navigates international clients through the evolving digital assets environment. For more information, visit the company’s website at https://osl.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries please contact:

SOLOWIN HOLDINGS

Investor Relations Department

Email: ir@solomonwin.com.hk

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com